November 10, 2009

VIA EDGAR

Ms. Christine L. Allen Staff Accountant Securities and Exchange Commission Washington, D.C.

Re:	IntegraMed America, Inc.

Item 4.02 8-K

Filed November 3, 2009

File No. 000-20260

Dear Ms. Allen:

We are in receipt of your letter of November 6, 2009 and are working on our response.

As per our telephone conversation, we are hereby requesting an extension of time to respond until November 20, 2009. In addition, we intend to file an amendment to our Annual Report on Form 10-K for the year ended December 31, 2008 by November 30, 2009.

We will make every effort to provide you with our response prior to November 20, 2009 and the amendment to the 10-K by November 30, 2009.

Sincerely,

/s/ John W. Hlywak, Jr.

John W. Hlywak, Jr.

Executive Vice President and Chief Financial Officer

Corporate Offices	Tel 914.253.8000
Two Manhattanville Road	Fax 914.253.8008
Purchase, NY 10577-2113	www.integramed.com